SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                     FORM 15



             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934


                           Commission File No. 0-19347



                               HOME HOLDINGS INC.
             (Exact name of registrant as specified in its charter)

                                59 Maiden Lane
                         New York, New York 10038-4548
                     (Address of principal executive office)

                               (212) 530-6600
             (Registrant's telephone number including area code)

                      7% Senior Notes due December 15, 1998
                    7-7/8% Senior Notes due December 15, 2003
             7-7/8% Senior Sinking Fund Notes due December 15, 2003
             (Title of each class of securities covered by this Form)

                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)   [ ]          Rule 12h-3(b)(1)(ii)  [ ]
           Rule 12g-4(a)(1)(ii)  [ ]          Rule 12h-3(b)(2)(i)   [ ]
           Rule 12g-4(a)(2)(i)   [ ]          Rule 12h-3(b)(2)(ii)  [ ]
           Rule 12g-4(a)(2)(ii)  [ ]          RULE 15D-6            [X]
           Rule 12h-3(b)(1)(i)   [ ]

           Approximate number of holders of record as of December 31, 1997 (the certification or notice date):

  o   7% Senior Notes due December 15, 1998 (CUSIP 436934AB9):  50

  o   7-7/8% Senior Notes due December 15, 2003 (CUSIP 436934AA1): 9

  o   7-7/8% Senior Sinking Fund Notes due December 15, 2003 (CUSIP
      436934AC7):  49




           Pursuant to the requirements of the Securities Exchange Act of 1934, Home Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                               HOME HOLDINGS INC.



 Dated: March 20, 1998         By:  /s/ Arthur D. Wilson
                                  --------------------------
                                   Arthur D. Wilson

                          (Principal Financial and Accounting Officer through the Services Agreement, dated June 12, 1995, between Risk Enterprise Management Limited, a Delaware corporation, and The Home Insurance Company)